UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

360 Funds

FinTrust Income and Opportunity Fund

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Fairway and the State of Kansas, on this 12th day of January, 2024.

FINTRUST INCOME AND OPPORTUNITY FUND

/s/ Randall K. Linscott
By:	Randall K. Linscott
Title:	President, Trustee and Principal Executive Officer

Attest:

/s/ Larry E. Beaver Jr.
Name:	Larry E. Beaver Jr.
Title:	Treasurer and Principal Financial Officer